UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JULY 2017
COMMISSION FILE NUMBER 0-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

METHANEX CORPORATION

MATERIAL CHANGE REPORT

FORM 51-102F3

1.	NAME AND ADDRESS OF COMPANY

Methanex Corporation
1800 Waterfront Centre
200 Burrard Street
Vancouver, British Columbia V6C 3M1

2.	DATE OF MATERIAL CHANGE

July 26, 2017

3.	NEWS RELEASE

The news release announcing this material change was issued on July 26, 2017 in Canada and the United States.

4.    SUMMARY OF MATERIAL CHANGE

Methanex Corporation announced on July 26, 2017 an increase to its share repurchase program.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

5.1	FULL DESCRIPTION OF MATERIAL CHANGE

Methanex Corporation is amending its existing Normal Course Issuer Bid originally announced on March 6, 2017 (the “Bid”) which increases the number of common shares (“Shares”) that may be purchased under the Bid from 4,492,141 to 6,152,358, representing 10% of the public float at the time of the announcement of the Bid, and the maximum number of common shares that may be purchased under the Bid. To date, the Company has repurchased 3,755,000 Shares under the Bid at a weighted average purchase price of US$44.66 per share.

Commencing August 1, 2017, the remaining shares under the amended Bid may be purchased on the open market through the facilities of the Toronto Stock Exchange (the “TSX”) up to and including March 12, 2018. The Company has received TSX approval of the amended Bid. No other terms of the Bid have been amended.

Purchases will be made from time to time at the then current market price of the Shares and all Shares purchased will be cancelled. Subject to certain exceptions for block purchases, daily repurchases under the program will not exceed 75,192 common shares, representing 25 percent of the Company's average daily trading volume on the TSX for the six month period ended on February 28, 2017. The Company has entered into an automatic securities purchase plan with its broker in connection with purchases to be made under this program.

5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS
Not applicable.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER

For further information, contact:

Kevin Price
General Counsel & Corporate Secretary
604-661-2658

9.	DATE OF REPORT

July 28, 2017

METHANEX CORPORATION
Name:    Kevin Price
Title:     General Counsel & Corporate Secretary

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: July 28, 2017	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary